1775 I Street, N.W.
Washington, D.C. 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
VIA EDGAR	+1 202 261 3016 Fax

September 6, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: John M. Ganley

Re:	PennantPark Investment Corporation
Registration Statement on Form N-2 (File No. 333-172524)

Dear Sir:

This letter confirms our discussions with respect to two issues remaining on the review by the staff of the Securities and Exchange Commission (the “Commission”) of the Registration Statement on Form N-2 (File No. 333-172524) filed by PennantPark Investment Corporation (the “Company”).

First, the Company hereby agrees to include in each future post-effective amendment to the Registration Statement an undertaking not to offer and sell units comprising two or more securities and registered under the Registration Statement without first filing with the Commission a post-effective amendment describing the terms of such unit offering.

Second, the Company hereby agrees that it shall delete the penultimate sentence of Footnote 8 to the Fees and Expenses Table in the Registration Statement in each future post-effective amendment and any prospectus supplement thereto filed pursuant to Rule 497 under the Securities Act of 1933, as amended; provided that the Company understands that the staff of the Commission will not object to the inclusion of such information elsewhere in the Registration Statement other than in the section captioned “Prospectus Summary.”

Very truly yours,

/s/ Thomas Friedmann
Thomas Friedmann

cc:	Arthur Perm
David J. Harris

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